

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2018

Dhruv Shringi,
Chief Executive Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India

> **Re: Yatra Online, Inc.**
> **Post-Effective Amendment to Form F-1**
> **Filed December 19, 2017**
> **File No. 333-215653**

Dear Mr. Shringi:

We have conducted a limited review of your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will review your response to our comment letter dated January 17, 2018 prior to clearing the Post-Effective Amendment filed on December 19, 2017. You may request acceleration of the Post-Effective Amendment after all comments have been cleared.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure